Via Facsimile and U.S. Mail
Mail Stop 4720

November 24, 2009

Yanchun Li
Chief Financial Officer
American Oriental Bioengineering, Inc
1 Liangshuihe First Ave.
Beijing E-Town Economic and Technology Development Area, E-Town
Beijing, 100176, People's Republic of China

Re: American Oriental Bioengineering, Inc
     Form 10-K/A for the Fiscal Year Ended December 31, 2008
      Form 10-Q for the Quarterly Period Ended September 30, 2009
      File Number: 001-32569

Dear Mr. Li:

    We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where our comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Period Ended December 31, 2008

Item 1. Business
Intellectual Property, page 11

1. We note that you disclose that you owned a total of 40 patents. Please expand your disclosure here to include the number of patents related to each material product and the expiration dates for those patents.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 43

2. Please revise your filing to include tabular disclosure of your contractual obligations in accordance with Item 303(a)(5) of Regulation S-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 43

3. You disclose in Note 3 – Summary of Significant Accounting Policies to the financial statements that your functional currency is Renminbi and that you translate the financial statements into United States dollars for reporting purposes. Please revise to provide the quantitative and qualitative market risk disclosure for any foreign currency exchange rate risk as required by Item 305 of Regulation S-K.

Item 11. Executive Compensation, page 49

4. On page 50, you state that the Compensation Committee makes independent decisions about all aspects of NEO compensation, and takes into account, among other things, compensation data and benchmarks for comparable positions and companies in different applicable geographical area. We also note that you state on page 50, that you tried to set executives' base salaries near the median of the range of salaries for executives in similar positions with similar responsibilities at comparable companies, in line with your compensation philosophy. It appears that your compensation committee uses this data as a reference point on which, wholly or in part, to base, justify or provide a framework for a compensation decision. Accordingly, please provide us with draft disclosure for your Form 10-K for your fiscal year ended December 31, 2009 which provides all the names of the companies included in these benchmarks and describe how this information was used. If you benchmarked against a survey in its entirety, you may provide the name of the survey. See Question 118.05 of the Regulation S-K Compliance & Disclosure Interpretations. In addition, to the extent that you determine to increase base salaries in the future, please confirm that you will expand your disclosure to describe how the Compensation Committee determined to award a specific increase in base salary.

Annual Cash Incentive Bonuses, page 48

5. Please file a copy of your cash incentive bonus plan.

6. Your Compensation Discussion and Analysis does not disclose the financial performance goals used to determine your executive officers' cash bonus payments. Please provide us with draft disclosure for your Form 10-K for your fiscal year ended December 31, 2009 which provides the financial performance goals and any other

goal or objective used to determine your executive officers' cash bonus payments. Please also confirm that in your Form 10-K for your fiscal year ended December 31, 2009 you will discuss the achievement of the goals and how the level of achievement will affect the actual bonuses to be paid. To the extent that the objectives are quantified, the discussion should also be quantified.

Equity Incentive Compensation, page 50

7. You state that your Compensation Committee has the general authority to award equity incentive compensation to your executive officers in such amounts and on such terms as the Committee determines in its sole discretion without using a formula. Based on your disclosure on page 32 of your Form 10-Q filed November 16, 2009, the original and revised option grants for 2009 are lower for each of your executive officers than each respective officer's original and revised option grants for 2008. Please provide us draft disclosure for your Form 10-K for your fiscal year ended December 31, 2009 which expands your discussion to describe how and why the Compensation Committee determined to award the specific original and revised grants for 2009 for each of your executive officers.

Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-8

8. Based on the nature of the accounting errors described in Note 4 please explain to us why the restatement revised the effect of exchange rate changes on cash for all periods presented, especially fiscal year 2008.

Notes to Consolidated Financial Statements
Note 4 – Restatement of Consolidated Financial Statements, page F-15

9. You disclose that "the accounting errors have resulted in the misstatement of certain balance sheet and income statement items and the cumulative net earnings since 2006." Please explain to us why you did not file an Item 4.02 Form 8-K and tell us your plans to amend previous periodic reports as a result of these errors.

10. Refer to your disclosure stating that "the Company identified errors in the recording of a deferred tax liability on its foreign subsidiaries' post-2007 undistributed earnings." Please explain to us why the offsetting entry to write-off the deferred tax liability was to other comprehensive income.

Note 12 – Acquisitions
2008 Acquisitions, page F-22
1. Nuo Hua Acquisition

11. You allocated approximately 97 percent of the total cost to an asset described as "long term investment." Please revise your disclosure to clarify the nature of the asset(s) acquired. Describe for us your methodology for estimating the fair value of this asset at the date of acquisition and provide us the significant assumptions used in the estimate.

2. GHK Acquisition

12. Please revise to disclose the following information relating to the in-process research and development acquired for each individual material project:
   - The fair value assigned to each product.
   - The significant appraisal assumptions, such as:
       o the period in which material net cash inflows are expected to commence; and
       o material anticipated changes from historical pricing, margins and expense levels.
   - The completeness, complexity and uniqueness at the acquisition date.
   - The nature, timing and estimated costs of the efforts necessary to complete the project, and the anticipated completion date.
   - The risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely.
   - In subsequent periods, disclose the status of efforts to complete the project, and the impact of any delays on expected investment return, results of operations and financial condition.

   Refer to paragraphs 4.2.03 and 4.2.05 of the AICPA Practice Aid "Assets Acquired in a Business Combination to Be Used in Research and Development Activities" for guidance.

Note 20 - Income Tax
(a) Corporation Income Tax ("CIT"), page F-30

13. Due to the range of corporation income tax rates disclosed, please revise your disclosure to clarify how you computed the "expected" tax expense. Discuss what caused the favorable tax rate effect and also discuss the different components of the permanent differences. Please separately disclose any permanent difference that is greater than 5% of the income tax expense at the statutory rate in accordance with Rule 4-08(h) of Regulation S-X.

14. Please disclose the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that you believe are essentially permanent in duration because the earning will be indefinitely reinvested in accordance with FASB ASC 740-30-50-2-c or state that determination is not practicable.

(b) Value Added Tax ("VAT"), page F-32

15. Please revise to disclose your accounting policy for presenting VAT collected from customers on the income statement. If amounts are presented on a gross basis, disclose the amounts of VAT for each period presented. Refer to FASB ASC 605-45-50.

Item 9A. Controls and Procedures, page 44

(a) Evaluation of Disclosure Controls and Procedures

16. Please revise your disclosure to clearly describe management's basis for concluding that your disclosure controls and procedures were effective after considering the fact that the financial statements were required to be restated.

Item 15. Exhibits, Financial Statement Schedules

17. Please file Schedule II, Valuation and Qualifying Accounts, in accordance with Rule 5-04 of Regulation S-X, or tell us why this schedule was not filed.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Item 4 Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 31

18. It remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your filing to disclose, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.

Item 5 – Other Information, page 32

19. Please file copies of your 2009 employment agreements each of Tony Liu, Yanchun Li, Jun Min, Binsheng Li and Wilfred Chow. It appears that you have filed amendments to these agreements as Exhibits 10.6 through 10.10, but we have been unable to locate the original agreements each dated April 9, 2009.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant